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Filer: North American Scientific, Inc.

Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: North American Scientific, Inc.
Commission File No.: 0-26670

[LETTERHEAD OF NORTH AMERICAN SCIENTIFIC]

        FOR IMMEDIATE RELEASE

At the Company	At CCG Investor Relations
Contact: Alan Edrick, SVP & CFO	Contact: Sean Collins, Partner
Phone: (818) 734-8600	Phone: (818) 789-0100

North American Scientific Enters Into Agreement to Acquire NOMOS Corporation

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  North American Scientific to expand its position in the radiation oncology market

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  Acquisition expected to result in significant revenue and earnings growth

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  Conference call scheduled for today at 10:00 a.m. Pacific time

        Chatsworth, CA—October 27, 2003—North American Scientific, Inc. (NASDAQ: NASI) announced today that it has entered into an agreement to acquire NOMOS Corporation. This transaction combines two innovative radiation oncology companies and will enhance North American Scientific's portfolio of products and technologies for the treatment of cancer.

        Under the terms of the merger agreement, at closing North American Scientific will issue approximately 5.3 million shares and pay cash of approximately $12 million, in exchange for all of the outstanding capital stock of NOMOS. North American Scientific's closing stock price on Friday, October 24, 2003 was $7.05 per share. Based on such price, the implied value of the transaction, including the assumption of outstanding NOMOS stock options (using the treasury stock method), is approximately $56 million. Following the transaction, North American Scientific stockholders will own approximately 62.5% of the combined company and NOMOS stockholders will own approximately 37.5%. NOMOS has no debt on its balance sheet. The consummation of the transaction is subject to customary closing conditions, including approval by the stockholders of both companies. NOMOS' largest shareholder, who holds stock representing approximately 40% of the voting control of NOMOS, has entered into a voting agreement in support of the transaction.

        NOMOS is a privately held developer, manufacturer and marketer of intensity modulated radiation therapy (IMRT) products and services. IMRT is a rapidly growing category of external beam radiation therapy using innovative software and equipment to provide more accurate radiation delivery to solid tumors while reducing radiation to surrounding healthy tissue. NOMOS is a recognized pioneer in the IMRT field and its products are used to treat a variety of cancers at more than 400 hospitals and free-standing radiation oncology centers, including many of the preeminent oncology facilities around the world. NOMOS reported revenues of approximately $31 million for the twelve months ended September 30, 2003. North American Scientific intends to retain the NOMOS management team and technical and support staff and to maintain NOMOS' facilities in the U.S., Europe and China. NOMOS is headquartered in Cranberry Township, Pennsylvania, just north of Pittsburgh.

        As a result of the transaction, North American Scientific will offer a broad complement of products and services to address the needs of the radiation oncologist. For example, clinicians already rely on North American Scientific's Prospera™ brachytherapy seeds and stepper-stabilizer systems and on NOMOS' BAT™ image guidance systems to treat prostate cancer. The combined company will be able to serve as a single source for high quality, integrated products and technologies for the treatment of various types of cancer by radiation oncologists. Additional potential benefits of the combination should be derived from a larger combined sales force serving the two companies' common target customers, including oncologists, cancer clinics, hospitals and medical purchasing groups.

        "Acquiring NOMOS is consistent with our mission to maintain a leadership role in the design, manufacture and sale of innovative radiation products for the diagnosis, management and treatment of disease," said L. Michael Cutrer, President and CEO of North American Scientific. "In addition to adding significant top-line revenue and growth potential, NOMOS is a well-regarded and highly complementary business in the oncology market and presents us with the ability to leverage a worldwide customer base and the opportunity to cross-market our existing product lines. We look forward to working with the very experienced management team at NOMOS to provide world class products to our customers and solid financial results to our investors."

        NOMOS President and Chief Executive Officer, John W. Manzetti, commented, "We are pleased to join forces with North American Scientific. NOMOS' vision of continuing to advance radiation therapy solutions to eradicate solid cancerous tumors should provide an excellent complement to North American Scientific's innovative brachytherapy products and imaging technologies. We believe our combined business has the potential to take the leadership position in the radiation therapy field."

        The transaction is expected to qualify as a tax-free reorganization in the United States with respect to the stock consideration. The transaction is expected to be completed in February 2004. Bear, Stearns & Co. Inc. advised North American Scientific and CIBC World Markets advised NOMOS on the transaction.

Conference Call Scheduled for 10:00 a.m. Pacific time today

        Executives of North American Scientific will hold a live webcast (including a slide presentation) and conference call to discuss the acquisition today, October 27, 2003, beginning at 10:00 a.m. Pacific time (1:00 p.m. Eastern). The conference call will be available over the Internet through the Company's Web site at www.nasi.net in the Investor Center. Those wishing to monitor the webcast should register five to ten minutes prior to the starting time.

        For those who cannot listen to the live conference call, an archived webcast will also be made available at www.nasi.net.

Notice to Investors

        In connection with the proposed transaction, North American Scientific is to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4. The registration statement would include a joint proxy statement of NOMOS and North American Scientific for meetings of their respective stockholders to consider and vote upon the proposed transaction. The registration statement would also serve as a prospectus of North American Scientific to be distributed to stockholders of NOMOS in the proposed transaction. North American Scientific expects to file the joint proxy statement/prospectus with the SEC as soon as practicable. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION THEREWITH, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NORTH AMERICAN SCIENTIFIC AND NOMOS AND THE TRANSACTION AND RELATED MATTERS.

        Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus when it is available and other documents filed by North American Scientific at the SEC's web site at http://www.sec.gov.

        This press release is not an offer to purchase shares of NOMOS, nor is it an offer to sell shares of North American Scientific's common stock which may be issued in the proposed transaction with

NOMOS. Any issuance of North American Scientific common stock in any proposed transaction with NOMOS must be registered under the Securities Act of 1933, as amended, and such North American Scientific common stock would be offered only by means of a prospectus complying therewith.

About NOMOS Corporation

        NOMOS Corporation is a leading supplier of planning and delivery technology for Intensity Modulated Radiation Therapy (IMRT). NOMOS Non-Invasive Scalpel™ IMRT allows an escalated radiation dose to be delivered to a tumor while limiting exposure and damage to nearby healthy tissue. More than 25,000 patients worldwide have safely received IMRT treatments at hospitals equipped with NOMOS' PEACOCK, CORVUS and MIMiC systems. In addition, NOMOS offers both BAT, a unique ultrasound-based organ locator used primarily in prostate cancer treatments, and PEREGRINE, the first and only commercially available photon-based dose calculation system to incorporate state-of-the-art Monte Carlo radiation transport techniques to more accurately predict the radiation dose delivered to tumors and other structures within a patient's body "before" radiation treatment is delivered.

About North American Scientific, Inc.

        North American Scientific develops, produces and sells innovative radioisotopic products, including brachytherapy seeds and radiopharmaceuticals, principally for the treatment and diagnosis of disease. The Company's brachytherapy seeds are marketed under the trade name Prospera®. The Company's lead radiopharmaceutical product candidate is Hynic-Annexin V, which is based upon the Apomate™ technology platform and is a kit for the preparation of Technetium Tc-99m labeled Annexin V. It is administered intravenously and is intended for the in vivo imaging of apoptosis and necrosis, two common forms of cell death. For more information, please visit the Company's Web site at www.nasi.net.

        Statements included in this release that are not historical facts may be considered forward-looking statements that are subject to a variety of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company, including, but not limited to, uncertainties relating to drug discovery and clinical development programs and processes, the impact of competitive products and technological changes, changes in relationships with strategic partners and dependence upon strategic partners for the performance of critical activities under collaborative agreements, the ability of the Company to directly market and sell its brachytherapy products, uncertainties relating to patent protection and regulatory approval, the stable supply of appropriate isotopes, the impact of competitive products and pricing, research and development estimates, market opportunities, the ability of NOMOS and North American Scientific to receive stockholder approval for the proposed transaction, delays in completing and costs related to the proposed NOMOS acquisition transaction, potential difficulties in integrating the businesses of North American Scientific and NOMOS, risks associated with other acquisitions or strategic opportunities the Company has consummated or may pursue and various other risk factors included in the Company's filings with the Securities and Exchange Commission. Any forward-looking statements contained in this news release speak only as of the date of this release, and the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future results or otherwise.

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North American Scientific Enters Into Agreement to Acquire NOMOS Corporation